FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of November, 2012
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant;s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform
Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on
Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”,
“should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
o
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
o
the impact on the business of the global economic downturn;
o
unanticipated production disruptions (including as a result of planned or unexpected power outages);
o
changes in environmental, tax and other laws and regulations;
o
adverse changes in the markets for the Group’s products;
o
the emergence of new technologies and changes in consumer trends increase preferences for digital media;
o
consequences of the Group’s leverage, including as a result of adverse changes in credit markets that affect the Group’s ability to raise capital when needed;
o
adverse changes in the political situation and economy in the countries in which the Group operates or the effect of governmental efforts to address present or future economic or social problems;
o
the impact of restructurings, investments, acquisitions dispositions and other strategic initiatives
(including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructurings or strategic initiatives, and achieving expected savings and synergies; and
o
currency fluctuations.
These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on
Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

4th
Quarter results for
the period ended
September 2012

Sappi works closely with customers,
both direct and indirect, in over
100 countries to provide them with
relevant and sustainable paper,
paper-pulp and dissolving wood pulp
products and related services and
innovations.
Our market-leading range of paper
products includes: coated fine
papers used by printers, publishers
and corporate end-users in the
production of books, brochures,
magazines, catalogues, direct mail
and many other print applications;
casting release papers used by
suppliers to the fashion, textiles,
automobile and household industries;
and in our Southern African region,
newsprint, uncoated graphic and
business papers, premium-quality
packaging papers, paper-grade pulp
and dissolving wood pulp.
Our dissolving wood pulp products
are used worldwide by converters
to create viscose fibre, acetate tow,
pharmaceutical products as well as
a wide range of consumer products.
The pulp needed for our products
is either produced within Sappi or
bought from accredited suppliers.
Across the group, Sappi is close to
‘pulp neutral’, meaning that we sell
almost as much pulp as we buy.
4th quarter results
* for the year ended September 2012
** as at September 2012
24%
Sales by source*
Europe
Southern Africa
North America
23%
53%
24%
23%
53%
Uncoated ne paper
Coated ne paper
7%
7%
7%
14%
Sales by product group*
Specialities
Commodity paper
Pulp
Other
2%
63%
63%
14%
7%
7%
2%
7%
63%
37%
Net operating assets**
Southern Africa
Fine Paper
37%
63%
19%
23%
Sales by destination*
Southern Africa
Europe
North America
Asia and other
13%
45%
45%
23%
19%
13%
This cover picture is a photograph of a stylised transverse cross-section of Eucalyptus wood.
The large circles are vessels which transport water up and down the tree and the smaller circles are the fibres which we use to make paper and chemical cellulose.
Fibres are separated in the pulping process through the softening and removal of lignin which acts as a glue between the fibres in the wood. In papermaking, fibres are re-formed to form a flat, strong and uniform surface for printing and writing.
Photograph taken by Dr Valerie Grzekowiak

sappi 4th quarter results
Financial summary for the quarter
·
Net profit US$107 million (Q4 2011 net loss US$127 million)
·
Earnings per share of 21 US cents (Q4 2011 loss per share 24 US cents)
·
Operating profit excluding special items US$118 million
(Q4 2011 US$80 million)
·
Net cash generated US$203 million (Q4 2011 US$279 million)
·
Targeted net debt level reached a year early – US$1,979 million
Quarter ended
Year ended
Sept 2012
Sept 2011
Jun 2012
Sept 2012
Sept 2011
Key figures: (US$ million)
Sales
1,585
1,787
1,544
6,347
7,286
Operating profit (loss)
160
(88)
34
421
86
Special items – (gains) losses
(1)
(42)
168
26
(18)
318
Operating profit excluding special
items
(2)
118
80
60
403
404
EBITDA excluding special items
(2)
211
183
150
772
821
Profit (loss) for the period
107
(127)
(106)
104
(232)
Basic earnings (loss) per share
(US cents)
21
(24)
(20)
20
(45)
Net debt
(3)
1,979
2,100
2,213
1,979
2,100
Key ratios: (%)
Operating profit (loss) to sales
10.1
(4.9)
2.2
6.6
1.2
Operating profit excluding special
items to sales
7.4
4.5
3.9
6.3
5.5
Operating profit excluding special
items to capital employed (ROCE)
13.0
8.1
6.4
11.4
10.5
EBITDA excluding special
items to sales
13.3
10.2
9.7
12.2
11.3
Return on average equity (ROE)
(4)
27.8
(30.2)
(26.5)
6.9
(13.8)
Net debt to total capitalisation
(4)
56.5
58.7
58.7
56.5
58.7
Net asset value per share
(US cents)
293
284
299
293
284
(1) Refer to page 17 for details on special items.
(2) Refer to page 17, note 8 to the group results for the reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss), and profit (loss) for the period.
(3) Refer to page 19, supplemental information for the reconciliation of net debt to interest-bearing borrowings.
(4) Refer to page 18, supplemental information for the definition of the term.
The table above has not been audited or reviewed.

Commentary on the quarter
The European and North American paper businesses performed well during the quarter despite tough market conditions. This performance reflects the positive effects of our ongoing actions to further improve customer service, reduce costs and increase efficiencies over the past two years.
The performance of our Southern African operations was negatively impacted by both the rescheduling of the planned maintenance shut at Saiccor Mill from the third quarter to this quarter, and the continuing weakness in the South African paper market.
We have decided to rename the Chemical Cellulose division to Sappi Specialised Cellulose to better reflect our product range and the increased importance to the group of our dissolving wood pulp business.
Sales volumes for the group were approximately 3% lower than the equivalent quarter last year, and reflect weaker market conditions, particularly in Europe. Average selling prices were lower as a result of lower pulp prices, slightly weaker prices in certain grades of paper as well as the weaker
Rand and Euro exchange rate to the US Dollar and the translation impact this has on our prices.
Pulp prices continued to decline during the quarter. The prices of other major inputs, including wood, chemicals and energy were largely flat both compared to the prior quarter and the equivalent quarter last year. The exception was the cost of energy in South Africa, which continues to see substantial increases in pricing from the national energy supplier.
Operating profit excluding special items was US$118 million for the quarter compared to
US$80 million in the equivalent quarter last year and US$60 million in the quarter ended June 2012.
The improvement in operating performance and the lower interest costs, mainly as a result of the refinancing undertaken in the prior quarter, resulted in a net profit for the quarter of US$107 million.
The earnings per share for the quarter was 21 US cents (including a gain of 10 US cents in respect of special items) compared with a loss per share of 24 US cents (including a charge of 26 US cents in respect of special items) in the equivalent quarter last year.
Year ended September 2012 compared to year ended September 2011
The group’s operating profit excluding special items for the year was in line with that achieved last year, despite challenging market conditions and pulp prices that were substantially lower in
US Dollar terms, which negatively affected our Southern African and North American businesses.
Operating profit excluding special items was US$403 million. Special items amounted to a gain of
US$18 million comprising mainly the profit on the sale of assets of US$63 million, offset primarily by fire and flood damage, asset impairment charges and an unfavourable plantation price fair value adjustment.
Net finance costs for the year was US$283 million, including the cost of the refinancing undertaken during the third quarter.
Net profit was US$104 million for the year compared to a net loss of US$232 million in the prior year. The prior year net loss included special item losses of US$318 million, principally related to the restructuring of the European and Southern African operations. Earnings per share were significantly better, with earnings per share of 20 US cents (including a charge of 10 US cents in respect of special items and once-off refinancing costs) compared to a loss per share of
45 US cents (including a charge of 65 US cents in respect of special items and once-off refinancing costs) in the prior year.

sappi
4th quarter results
Cash flow and debt
Quarter
Net cash generated for the quarter was US$203 million, compared with US$279 million for the equivalent quarter last year. During the quarter, US$115 million was generated from working capital, reflecting the seasonality of our business. Capital expenditure increased to US$112 million from US$103 million in the equivalent quarter last year as a result of the increased spending on the dissolving wood pulp (chemical cellulose) investments at the Ngodwana and Cloquet mills.
Year
Net cash generated for the full year was US$127 million compared to US$163 million last year.
This decrease is primarily due to the additional capital expenditure for the dissolving wood pulp conversions.
Net debt was further reduced from US$2,100 million to US$1,979 million, achieving our target of reducing net debt to below US$2 billion a year earlier than initially indicated.
During the year, we successfully refinanced US$700 million of debt resulting in the extension of our maturities and reduction in our finance costs. The refinancing will reduce our annual interest charge by US$45 million and our cash interest charge by US$30 million per annum. We now have no significant maturities due before 2017.
At September 2012, we had liquidity comprising US$645 million of cash in addition to the
€350 million (US$450 million) available from the undrawn committed revolving credit facility.
Operating Review for the Quarter
Sappi Fine Paper
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Mar 2012
US$ million
Quarter
ended
Dec 2011
US$ million
Quarter
ended
Sept 2011
US$ million
Sales
1,203
1,155 1,232 1,198 1,337
Operating profit excluding
special items
87
28 73 39 39
Operating profit excluding
special items to sales (%)
7.2
2.4 5.9 3.3 2.9
EBITDA excluding special
items
155
98 139 110 115
EBITDA excluding special
items to sales (%)
12.9
8.5 11.3 9.2 8.6
RONOA pa (%)
12.7
4.0 10.3 5.6 5.3
Operating profit excluding special items for the global fine paper business improved compared to both the prior quarter ended June 2012 as well as the equivalent quarter last year. Improved efficiencies and lower average variable costs offset sales volumes that were 4% below those achieved a year ago.

Europe
Quarter
ended
Sept 2012
€ million
Quarter
ended
Jun 2012
€ million
Quarter
ended
Mar 2012
€ million
Quarter
ended
Dec 2011
€ million
Quarter
ended
Sept 2011
€ million
Sales
659
620 672 628 666
Operating profit excluding
special items
35
8 37 22 3
Operating profit excluding
special items to sales (%)
5.3
1.3 5.5 3.5 0.5
EBITDA excluding special
items
73
47 73 60 44
EBITDA excluding special
items to sales (%)
11.1
7.6 10.9 9.6 6.6
RONOA pa (%)
9.8
2.2 10.2 6.1 0.8
Demand was largely as expected, with volumes down 5% compared to the equivalent quarter last year, and up 6% compared to the prior quarter, primarily due to the typical seasonal recovery.
Sales volumes for the full year were 9% down compared to the prior year, due to a combination of weaker coated paper sales and the closure of the Biberist mill which led to reduced uncoated woodfree capacity.
Average prices realised for the quarter were marginally lower than for the equivalent quarter last year, and flat compared to the prior quarter.
Fixed costs were 7% lower in the quarter compared to the equivalent quarter last year.
Raw  material prices, including pulp, chemicals, wood and energy were lower than for the equivalent quarter last year. This, in combination with the additional benefit of the variable cost reduction programme initiated in 2011, resulted in cost savings for financial year 2012 in excess of €100 million.
As a result of the cost savings initiatives, operating profit excluding special items increased from
€3 million in the equivalent quarter last year to €35 million in the fourth quarter of this year.
During the quarter, we announced the planned conversion of PM2 at the Alfeld mill from
150,000 tons of coated fine paper to 135,000 tons of speciality paper per annum. This conversion will not only increase our capacity in a growing and higher margin specialised business, but will also improve our cost position in coated woodfree graphic paper and further reduce our graphic paper capacity in line with our strategy.

sappi
4th quarter results
North America
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Jun 2012
US$ million
Quarter
ended
Mar 2012
US$ million
Quarter
ended
Dec 2011
US$ million
Quarter
ended
Sept 2011
US$ million
Sales
377
360 349 352 395
Operating profit excluding
special items
42
18 24 10 34
Operating profit excluding
special items to sales (%)
11.1
5.0 6.9 2.8 8.6
EBITDA excluding special
items
63
38 43 29 53
EBITDA excluding special
items to sales (%)
16.7
10.6 12.3 8.2 13.4
RONOA pa (%)
18.2
7.7 10.4 4.4 14.9
Operating profit excluding special items improved to both the prior quarter and the equivalent quarter last year and reflects the continued strong performance from the coated paper business.
The performance was achieved despite weaker industry conditions and the business achieved sales volumes similar to those for the equivalent quarter last year, with improved margins.
The pulp business continues to be negatively impacted by lower sales prices compared to both the prior quarter and the equivalent quarter last year, with pulp prices 9% below those in the equivalent quarter last year. The conversion of the Cloquet pulp mill from hardwood kraft pulp to dissolving wood pulp continues on schedule.
Release sales volume was higher than in the equivalent quarter last year, with the pricing mix being weaker due to weak demand in key global speciality markets.
Both raw material pricing and usage were favourable during the quarter, and resulted in total variable costs being 7% lower per ton compared to the equivalent quarter last year. A strong manufacturing performance underpinned the lower usage and strong sales volumes.

Sappi Southern Africa
Quarter
ended
Sept 2012
ZAR million
Quarter
ended
Jun 2012
ZAR million
Quarter
ended
Mar 2012
ZAR million
Quarter
ended
Dec 2011
ZAR million
Quarter
ended
Sept 2011
ZAR million
Sales
3,152
3,159 3,113 3,131 3,217
Operating profit excluding
special items
276
255 409 494 296
Operating profit excluding
special items to sales (%)
8.8
8.1 13.1 15.8 9.2
EBITDA excluding special
items
473
426 604 680 482
EBITDA excluding special
items to sales (%)
15.0
13.5 19.4 21.7 15.0
RONOA pa (%)
8.2
7.6 12.2 15.1 8.9
The operating performance of the business was negatively impacted by the rescheduling of the planned annual maintenance shut at Saiccor Mill from the third quarter to the fourth quarter and lower average pulp prices.
The Specialised Cellulose (Chemical Cellulose) business continued to perform well, generating an
EBITDA excluding special items of ZAR413 million and an EBITDA excluding special items margin of 30%. Dissolving wood pulp demand continued to grow in 2012, albeit at a slower pace than last year. Despite the impact of the maintenance shut in the quarter, sales volumes were close to those achieved in the equivalent quarter last year. Net prices however, were 7% lower as a result of the lower US Dollar NBSK pulp prices that our contracted dissolving wood pulp sales are linked to, offset to some extent by the weaker Rand. Saiccor Mill achieved record production volumes in the past year. The conversion of the Ngodwana pulp mill from hardwood kraft pulp to dissolving wood pulp continues on schedule.
The Southern African paper business had an improved performance compared to the equivalent quarter last year, which was negatively impacted by an industry-wide three week strike.
Fixed costs were more than 20% lower than the equivalent quarter last year, benefiting from the
Southern African restructuring completed earlier in the year.
Post the quarter-end we announced the decision to mothball PM4, a sackkraft and containerboard machine, at the Tugela mill from 01 January 2013. We are currently in a consultation process with employees at the mill regarding potential retrenchments. The asset impairment charge related to the mothballing of the machine of ZAR76 million was taken in this quarter and is included in special items.

sappi
4th quarter results
Outlook
Given continued uncertainty in global markets, and questions around the timing of any meaningful economic recovery in our major markets, we expect trading conditions to remain challenging for the next 12 months. Pulp prices, despite having recovered from their recent lows, are expected to remain lower on average in 2013 than they were in 2012. This will negatively impact our North
American and Southern African businesses, which are net sellers of pulp, but will have a favourable impact on our European business which is a net buyer of pulp.
We expect that demand for dissolving wood pulp in our Specialised Cellulose operations will continue to grow in the coming year and beyond. We believe that particularly with our additional low cost capacity, we are well positioned to take advantage of this growth. We have made further good progress in signing long-term contracts for a significant portion of our new dissolving wood pulp capacity.
We expect the first quarter result for the Southern African operations to be in line with that achieved in the fourth quarter of 2012. Operating profit in the first financial quarter of 2013 is expected to be weaker than the equivalent quarter last year as a result of lower pulp prices, slightly lower paper prices in Europe, as well as the impact of the road transport strike in South Africa.
We expect a modest cash outflow in the important transitional year ahead due to the increase in capital expenditure on the Specialised Cellulose investments. Our finance costs will be substantially lower following the refinancing in 2012 and we expect that net debt will end the coming year essentially flat year on year barring the impact of any adverse foreign currency translations.
Additional downtime, variable costs and paper pulp purchases during the start-up phase of the
Ngodwana and Cloquet projects are expected to have a negative impact of approximately
US$40 million in the 2013 financial year.
Provided that there is no further deterioration in global market conditions, we expect continued
profit growth, with the once-off negative operational impact of the conversion projects and the expected lower pulp prices being offset by the lower finance costs.
We believe that the actions we have taken in all of our paper businesses over the past two years, and the strategy of investing in higher margin, higher growth businesses such as Specialised
Cellulose will enable us to continue to improve our ability to generate shareholder value in the coming year, but importantly also position us for an acceleration of that growth in the years thereafter.
Directorate
Professor Meyer Feldberg, our lead independent director, will retire from the board at the end of
December 2012, having reached the board’s mandatory retirement age. Sir Nigel Rudd who has served as a non-executive director for six years will succeed Professor Feldberg as lead independent director at that time.
On behalf of the board
R J Boëttger
S R Binnie
Director                                                     Director
08 November 2012

Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
The words “believe”, “anticipate”, “expect”, “intend”, “estimate”, “plan”, “assume”, “positioned”, “will”,
“may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:
•
the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);
• the impact on our business of the global economic downturn;
•     unanticipated production disruptions (including as a result of planned or unexpected power outages);
• changes in environmental, tax and other laws and regulations;
• adverse changes in the markets for our products;
•     the emergence of new technologies and changes in consumer trends including increased preferences for digital media;
•
consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;
•
adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;
•     the impact of restructurings, investments, acquisitions, dispositions and other strategic initiatives (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions or implementing restructuring or strategic initiatives, and achieving expected savings and synergies; and
•     currency fluctuations.
We undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
Forward-looking statements

sappi
4th quarter results
Condensed group income statement
Note
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
Sales
1,585
1,787
6,347
7,286
Cost of sales
1,363
1,582
5,552
6,454
Gross profit
222
205
795
832
Selling, general and
administrative expenses
102
126
417
454
Other operating (income)
expenses
(38)
167
(41)
298
Share of profit from associates
and joint ventures
(2)
–
(2)
(6)
Operating profit (loss)
2
160
(88)
421
86
Net finance costs
37
56
283
307
Net interest
46
60
299
336
Finance cost capitalised
(2)
–
(6)
–
Net foreign exchange gain
(4)
(3)
(5)
(13)
Net fair value gain on financial
instruments
(3)
(1)
(5)
(16)
Profit (loss) before taxation
123
(144)
138
(221)
Taxation
16
(17)
34
11
Current
16
2
28
14
Deferred
–
(19)
6
(3)
Profit (loss) for the period
107
(127)
104
(232)
Basic earnings (loss) per
share (US cents)
21
(24)
20
(45)
Weighted average number of
shares in issue (millions)
520.8
520.4
520.8
519.9
Diluted basic earnings (loss)
per share (US cents)
20
(24)
20
(45)
Weighted average number of shares
on fully diluted basis (millions)
522.3
520.4
522.2
519.9
Condensed group statement of comprehensive income
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
Profit (loss) for the period
107
(127)
104
(232)
Other comprehensive loss,
net of tax
(140)
(285)
(69)
(205)
Exchange differences on translation
of foreign operations
(50)
(214)
(60)
(151)
Actuarial losses on post-employment
benefit funds
(88)
(59)
(88)
(59)
Movements in hedging reserves
(24)
(12)
(47)
6
Movement on available for sale
financial assets
1
2
1
2
Deferred tax effect of above items
21
(2)
24
(3)
Recognition of previously
unrecognised deferred tax asset
(1)
–
–
101
–
Total comprehensive (loss) income
for the period
(33)
(412)
35
(437)
(1) Relates to amounts recognised within other comprehensive income in previous fiscal years.

Condensed group balance sheet
Reviewed
Sept 2012
US$ million
Reviewed
Sept 2011
US$ million
ASSETS
Non-current assets
3,990
4,085
Property, plant and equipment
3,157
3,235
Plantations
555
580
Deferred taxation
154
45
Other non-current assets
124
225
Current assets
2,178
2,223
Inventories
726
750
Trade and other receivables
807
834
Cash and cash equivalents
645
639
Total assets
6,168
6,308
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,525
1,478
Non-current liabilities
3,328
3,178
Interest-bearing borrowings
2,358
2,289
Deferred taxation
319
336
Other non-current liabilities
651
553
Current liabilities
1,315
1,652
Interest-bearing borrowings
261
449
Bank overdraft
5
1
Other current liabilities
1,023
1,182
Taxation payable
26
20
Total equity and liabilites
6,168
6,308
Number of shares in issue at balance sheet date (millions)
520.8
520.5

sappi
4th quarter results
Condensed group statement of cash flows
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
Profit (loss) for the period
107
(127)
104
(232)
Adjustment for:
Depreciation, fellings and amortisation
109
121
442
499
Taxation
16
(17)
34
11
Net finance costs
37
56
283
307
Defined post-employment benefits paid
(23)
(20)
(62)
(70)
Plantation fair value adjustments
(28)
(21)
(68)
(65)
Impairments of assets and investments
13
98
10
167
Net restructuring provisions
(3)
67
(2)
135
Profit on disposal of investment
(11)
–
(11)
–
Profit on non-current assets held for sale
(48)
–
(48)
–
Other non-cash items
13
26
46
46
Cash generated from operations
182
183
728
798
Movement in working capital
115
266
(102)
(98)
Net finance costs paid
(38)
(62)
(195)
(256)
Taxation paid
(8)
(7)
(20)
(38)
Cash retained from operating activities
251
380
411
406
Cash utilised in investing activities
(48)
(101)
(284)
(243)
Net cash generated
203
279
127
163
Cash effects of financing activities
39
68
(103)
(296)
Net movement in cash and cash
equivalents
242
347
24
(133)
Condensed group statement of changes in equity
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
Balance – beginning of period
1,478
1,896
Total comprehensive income (loss) for the period
35
(437)
Transfers from the share purchase trust
2
6
Transfers of vested share options
(2)
(7)
Share-based payment reserve
12
20
Balance – end of period
1,525
1,478

Notes to the condensed group results
1. Basis of preparation
The condensed consolidated preliminary financial results for the fiscal year ended September 2012 have been prepared in compliance with the Listings Requirements of the JSE Limited and in accordance with the framework concepts and the measurement and recognition requirements of
International Financial Reporting Standards (IFRS) as issued by the International Accounting
Standards Board, AC 500 standards issued by the Accounting Practices Board, the requirements of the Companies Act of South Africa and the information required by IAS 34 Interim Financial
Reporting. The accounting policies applied in the preparation of these preliminary financial results are consistent with those applied for the year ended September 2011.
The fiscal year ended September 2012 consists of 52 weeks compared to the prior fiscal year which consisted of 53 weeks.
The preparation of this condensed consolidated financial information was supervised by the Chief
Financial Officer, S R Binnie CA(SA).
The preliminary results for the year ended September 2012 as set out on pages 9 to 17 have been reviewed in accordance with the International Standard on Review Engagements 2410 by
the  group’s auditors, Deloitte & Touche. Their unmodified review report is available for inspection at the company’s registered office.
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
2.
Operating profit (loss)
Included in operating profit (loss)
are the following non-cash items:
Depreciation and amortisation
93
103
369
417
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
16
18
73
82
Growth
(19)
(21)
(83)
(81)
(3)
(3)
(10)
1
Plantation price fair value
adjustment
(9)
–
15
16
(12)
(3)
5
17
Included in other operating (income)
expenses are the following:
Impairments of assets and investments
13
98
10
167
Loss (profit) on disposal of property,
plant and equipment
3
(1)
(4)
(1)
Profit on disposal of investment
(11)
–
(11)
–
Profit on non-current assets
held for sale
(48)
–
(48)
–
Net restructuring provisions
(3)
67
(2)
135
Black Economic Empowerment
charge
–
2
3
5

sappi
4th quarter results
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
3.
Headline earnings (loss) per share
Headline earnings (loss) per share
(US cents)
12
(8)
9
(16)
Weighted average number of shares
in issue (millions)
520.8
520.4
520.8
519.9
Diluted headline earnings (loss) per
share (US cents)
12
(8)
9
(16)
Weighted average number of shares
on fully diluted basis (millions)
522.3
520.4
522.2
519.9
Calculation of headline earnings
(loss)
Profit (loss) for the period
107
(127)
104
(232)
Impairments of assets and
investments
13
98
10
167
Loss (profit) on disposal of property,
plant and equipment
3
(1)
(4)
(1)
Profit on disposal of investment
(11)
–
(11)
–
Profit on non-current assets held
for sale
(48)
–
(48)
–
Tax effect of above items
(3)
(14)
(2)
(17)
Headline earnings (loss)
61
(44)
49
(83)
4.
Capital expenditure
Property, plant and equipment
161
107
404
268
Reviewed
Sept 2012
US$ million
Reviewed
Sept 2011
US$ million
5.
Capital commitments
Contracted
267
61
Approved but not contracted
244
416
511
477
6.
Contingent liabilities
Guarantees and suretyships
31
33
Other contingent liabilities
10
15
41
48

7. Material balance sheet movements
Interest-bearing borrowings
In October 2011, the group repaid US$130 million (ZAR1,000 million) of the ZAR 10.64% fixed rate public bonds in Southern Africa from cash resources.
In April 2012, the group issued a three-year ZAR750 million (US$98 million) floating rate bond
(‘SSA02’) at a 144 basis points spread over the six-month Johannesburg Inter-bank Agreed Rate.
The floating rate of the new bond was swapped into a fixed rate of 7.78%. The proceeds of the bonds were used partly to refinance the ZAR500 million (US$65 million) bond (‘SMF3’) that matured on 29 June 2012.
In June 2012, the group placed a new bond offering comprising two tranches of senior secured notes being US$400 million notes due 2017 with a coupon of 7.750% per annum and US$300 million notes due 2019 with a coupon of 8.375% per annum. The proceeds of the new notes together with cash on hand, via tender offer and call redemption, were used to early redeem US$700 million of the principal amount of the senior secured notes due 2014. As a result of the early redemption, a once-
off charge consisting of premium and other costs of US$86 million was recorded to net finance costs for the year.
In August 2012, the group entered into a €136 million (US$170 million) five-year term loan facility with the Österreichische Kontrollbank, the proceeds of which will be used to fund the chemical cellulose conversion project in North America.
In September 2012, the group repaid the drawn amount of €100 million (US$129 million) of the
€350  million (US$450 million) revolving credit facility from cash resources. At year-end, the facility remained undrawn.
Other non-current assets
On the early redemption of the US$300 million tranche of the senior secured notes due 2014, the group simultaneously unwound the corresponding interest rate and currency swaps resulting in a cash inflow of US$43 million to the group.
In August 2012, the group entered into a sale agreement for its equity accounted 34% shareholding in Jiangxi Chenming Paper company to the majority shareholder and co-founding joint venture partner for US$42 million resulting in a profit of US$11 million which includes the realisation of a foreign currency translation reserve that was previously disclosed in other comprehensive income.
The proceeds were received on 06 November 2012.
Deferred tax assets
In June 2012, the group reassessed the recoverability of its deferred tax assets in Sappi Fine Paper
North America. A deferred tax asset of US$101 million was recognised largely in other comprehensive income.
Other current liabilities
Other current liabilities were reduced by payments of liabilities relating to restructuring costs and accruals.

sappi
4th quarter results
8. Segment information
Quarter
ended
Sept 2012
Metric tons
(000’s)
Quarter
ended
Sept 2011
Metric tons
(000’s)
Year
ended
Sept 2012
Metric tons
(000’s)
Year
ended
Sept 2011
Metric tons
(000’s)
Sales volume
Fine Paper –
North America
369
379
1,400
1,436
Europe
896
942
3,507
3,845
Total
1,265
1,321
4,907
5,281
Southern Africa – Pulp and paper
423
428
1,676
1,700
Forestry
292
229
1,122
917
Total
1,980
1,978
7,705
7,898
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
Sales
Fine Paper –
North America
377
395
1,438
1,520
Europe
826
942
3,350
3,965
Total
1,203
1,337
4,788
5,485
Southern Africa – Pulp and paper
361
430
1,475
1,721
Forestry
21
20
84
80
Total
1,585
1,787
6,347
7,286
Operating profit excluding special items
Fine Paper –
North America
42
34
94
129
Europe
45
5
133
68
Total
87
39
227
197
Southern Africa
33
41
178
199
Unallocated and eliminations
(1)
(2)
–
(2)
8
Total
118
80
403
404
Special items – losses (gains)
Fine Paper –
North America
2
(6)
7
(7)
Europe
(42)
23
(45)
139
Total
(40)
17
(38)
132
Southern Africa
3
105
25
136
Unallocated and eliminations
(1)
(5)
46
(5)
50
Total
(42)
168
(18)
318
Segment operating profit (loss)
Fine Paper –
North America
40
40
87
136
Europe
87
(18)
178
(71)
Total
127
22
265
65
Southern Africa
30
(64)
153
63
Unallocated and eliminations
(1)
3
(46)
3
(42)
Total
160
(88)
421
86
(1) Includes the group’s treasury operations and the self-insurance captive.

Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
EBITDA excluding special items
Fine Paper –
North America
63
53
173
203
Europe
92
62
329
300
Total
155
115
502
503
Southern Africa
57
67
271
309
Unallocated and eliminations
(1)
(1)
1
(1)
9
Total
211
183
772
821
Segment assets
Fine Paper –
North America
919
908
919
908
Europe
1,776
1,889
1,776
1,889
Total
2,695
2,797
2,695
2,797
Southern Africa
1,605
1,574
1,605
1,574
Unallocated and eliminations
(1)
20
51
20
51
Total
4,320
4,422
4,320
4,422
(1) Includes the group’s treasury operations and the self-insurance captive.

sappi
4th quarter results
Reconciliation of EBITDA excluding special items and operating profit excluding special items to segment operating profit (loss) and profit (loss) for the period
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure.
Quarter
ended
Sept 2012
US$ million
Quarter
ended
Sept 2011
US$ million
Reviewed
Year
ended
Sept 2012
US$ million
Reviewed
Year
ended
Sept 2011
US$ million
EBITDA excluding special items
211
183
772
821
Depreciation and amortisation
(93)
(103)
(369)
(417)
Operating profit excluding special
items
118
80
403
404
Special items – gains (losses)
42
(168)
18
(318)
Plantation price fair value
adjustment
9
–
(15)
(16)
Net restructuring provisions
3
(67)
2
(135)
(Loss) profit on disposal of
property, plant and equipment
(3)
1
4
1
Profit on disposal of investment
11
–
11
–
Profit on non-current assets
held for sale
48
–
48
–
Impairments of assets and
investments
(13)
(98)
(10)
(167)
Black Economic Empowerment
charge
–
(2)
(3)
(5)
Insurance recoveries
–
–
–
10
Fire, flood, storm and related
events
(13)
(2)
(19)
(6)
Segment operating profit (loss)
160
(88)
421
86
Net finance costs
(37)
(56)
(283)
(307)
Profit (loss) before taxation
123
(144)
138
(221)
Taxation
(16)
17
(34)
(11)
Profit (loss) for the period
107
(127)
104
(232)
Reconciliation of segment assets
to total assets
Segment assets
4,320
4,422
4,320
4,422
Deferred taxation
154
45
154
45
Cash and cash equivalents
645
639
645
639
Other current liabilities
1,023
1,182
1,023
1,182
Taxation payable
26
20
26
20
Total assets
6,168
6,308
6,168
6,308

Supplemental information (this information has not been audited or reviewed)
General definitions
Average – averages are calculated as the sum of the opening and closing balances for the relevant period divided by two
Black Economic Empowerment – as envisaged in the Black Economic Empowerment (BEE) legislation in South Africa
Black Economic Empowerment charge – represents the IFRS 2 non-cash charge associated with the
BEE transaction implemented in fiscal 2010
Fellings – the amount charged against the income statement representing the standing value of the plantations harvested
NBSK – Northern Bleached Softwood Kraft pulp. One of the main varieties of market pulp, produced from coniferous trees (ie spruce, pine) in Scandinavia, Canada and northern USA. The price of NBSK is a benchmark widely used in the pulp and paper industry for comparative purposes
SG&A – selling, general and administrative expenses
Non-GAAP measures
The group believes that it is useful to report certain non-GAAP measures for the following reasons:
–    these measures are used by the group for internal performance analysis;
–    the presentation by the group’s reported business segments of these measures facilitates comparability with other companies in our industry, although the group’s measures may not be comparable with similarly titled profit measurements reported by other companies; and
–    it is useful in connection with discussion with the investment analyst community and debt rating agencies
These non-GAAP measures should not be considered in isolation or construed as a substitute for GAAP measures in accordance with IFRS
Capital employed – shareholders’ equity plus net debt
EBITDA excluding special items – earnings before interest (net finance costs), taxation, depreciation, amortisation and special items
Headline earnings – as defined in circular 3/2012 issued by the South African Institute of Chartered
Accountants, separates from earnings all separately identifiable re-measurements. It is not necessarily a measure of sustainable earnings. It is a Listings Requirement of the JSE Limited to disclose headline earnings per share
Net assets – total assets less total liabilities
Net asset value per share – net assets divided by the number of shares in issue at balance sheet date
Net debt – current and non-current interest-bearing borrowings, and bank overdraft (net of cash, cash equivalents and short-term deposits)
Net debt to total capitalisation – net debt divided by capital employed
Net operating assets – total assets (excluding deferred taxation and cash) less current liabilities
(excluding interest-bearing borrowings and overdraft). Net operating assets equate to segment assets
ROCE – return on average capital employed. Operating profit excluding special items divided by average capital employed
ROE – return on average equity. Profit for the period divided by average shareholders’ equity
RONOA – return on average net operating assets. Operating profit excluding special items divided by average segment assets
Special items – special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash
The above financial measures are presented to assist our shareholders and the investment community in interpreting our financial results. These financial measures are regularly used and compared between companies in our industry.

sappi 4th quarter results
Supplemental information (this information has not been audited or reviewed)
Summary rand convenience translation
Quarter
ended
Sept 2012
Quarter
ended
Sept 2011
Year
ended
Sept 2012
Year
ended
Sept 2011
Key figures: (ZAR million)
Sales
13,087
12,777
51,113
50,695
Operating profit (loss)
1,321
(629)
3,390
598
Special items – (gains) losses
(1)
(347)
1,201
(145)
2,213
Operating profit excluding special items
(1)
974
572
3,245
2,811
EBITDA excluding special items
(1)
1,742
1,308
6,217
5,712
Profit (loss) for the period
883
(908)
838
(1,614)
Basic earnings (loss) per share (SA cents)
170
(172)
161
(313)
Net debt
(1)
16,445
17,002
16,445
17,002
Key ratios: (%)
Operating profit (loss) to sales
10.1
(4.9)
6.6
1.2
Operating profit excluding special items
to sales
7.4
4.5
6.3
5.5
Operating profit excluding special items
to capital employed (ROCE)
(1)
13.0
7.8
11.2
9.7
EBITDA excluding special items to sales
13.3
10.2
12.2
11.3
Return on average equity (ROE)
27.8
(29.5)
6.8
(12.8)
Net debt to total capitalisation
(1)
56.5
58.7
56.5
58.7
(1) Refer to page 18, supplemental information for the definition of the term.
The above financial results have been translated into Rands from US Dollars as follows:
– assets and liabilities at rates of exchange ruling at period end; and
– income, expenditure and cash flow items at average exchange rates.
Reconciliation of net debt to interest-bearing borrowings
Sept 2012
US$ million
Sept 2011
US$ million
Interest-bearing borrowings
2,624
2,739
Non-current interest-bearing borrowings
2,358
2,289
Current interest-bearing borrowings
261
449
Bank overdraft
5
1
Cash and cash equivalents
(645)
(639)
Net debt
1,979
2,100
Exchange rates
Sept
2012
Jun
2012
Mar
2012
Dec
2011
Sept
2011
Exchange rates:
Period end rate: US$1 = ZAR
8.3096
8.1650 7.6725 8.0862 8.0963
Average rate for the Quarter: US$1 = ZAR
8.2567
8.1229 7.7511 8.0915 7.1501
Average rate for the YTD: US$1 = ZAR
8.0531
7.9885 7.9237 8.0915 6.9578
Period end rate: €1 = US$
1.2859
1.2660 1.3344 1.2948 1.3386
Average rate for the Quarter: €1 = US$
1.2514
1.2838 1.3116 1.3482 1.4126
Average rate for the YTD: €1 = US$
1.2988
1.3145 1.3299 1.3482 1.3947

Sappi ordinary shares (JSE: SAP)
US Dollar share price conversion
USD
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
31
Mar
12
22
Oct
12
30
Jun
12
30
Sep
12
0
1
2
3
4
5
6
7
8
ZAR
30
Sep
08
31
Dec
08
31
Mar
09
30
Sep
09
30
Jun
09
30
Jun
10
31
Dec
09
31
Mar
10
30
Sep
10
31
Mar
11
31
Dec
10
30
Jun
11
30
Sep
11
31
Dec
11
31
Mar
12
22
Oct
12
30
Jun
12
30
Sep
12
0
10
20
30

21
sappi 4th quarter results
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 08, 2012
SAPPI LIMITED,
By:         /s/S.R. Binnie
Name:S.R. Binnie
 Title: Chief Financial Officer